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                                                               EXHIBIT (c)(5)




                    CONSULTING AND NON-COMPETITION AGREEMENT
                    ----------------------------------------


  The parties agree as follows:

                                    RECITALS
                                    --------

  Consultant is currently employed by Duplex in the position of  President.

  Consultant and Duplex previously entered into the Severance Agreement which, among other things, provided for certain compensation and severance benefits to be paid to Consultant following a "change in control" of Duplex.

  Reynolds and Duplex have entered into the Merger Agreement pursuant to which Reynolds will commence the Offer to purchase all of the Shares.

  It is the intention of Consultant and Reynolds that, on the Effective Date, this Consulting Agreement shall become effective and supersede the Severance Agreement and any other oral or written agreement, policy, plan, commitment or other arrangement between Consultant and Duplex relating to employment or severance.

  Capitalized terms used in this Agreement have the meanings set forth in
Schedule 1.

1.   RESIGNATION, WAIVER AND TERMINATION.  Effective as of the Effective Date:
(a) Consultant resigns from any and all positions held with Duplex; (b) Consultant releases Duplex from any and all claims, and waives any and all rights, arising out of Consultant's employment and the termination of Consultant's employment with Duplex; and (c) Consultant agrees to terminate and render null and void the Severance Agreement. Nothing in this Agreement shall affect the vesting of any stock options held by Consultant.

2. ENGAGEMENT. Reynolds hereby retains Consultant for the Term to render consulting and advisory services to Reynolds with respect to Duplex as Reynolds may reasonably request from time to time.

3. CONDITION PRECEDENT. This Agreement is conditioned upon the occurrence of the Effective Date and shall become effective simultaneously with the closing contemplated by the definition of "Effective Date".

4. DUTIES. During the Term, Consultant shall provide information, advice and consultation with respect to Duplex and its business and such other services as reasonably requested by Reynolds and upon reasonable advance notice by Reynolds. Consultant shall provide such services at such locations as Reynolds may reasonably request (Consultant acknowledges that Consultant will not be provided any office space by Reynolds or Duplex).

5. COMPENSATION. As full and complete compensation for all services rendered under this Agreement, Consultant shall receive the consideration described in this Section 5.

     5.1 Unused Vacation. Consultant shall be paid an amount equal to Consultant's accrued but unused vacation as of the Effective Date (payable in a lump sum on the Effective Date simultaneous with the closing contemplated by the definition of that term).

     5.2 Fixed Consideration. Consultant shall be paid the sum of $637,000 payable as described in this Section 5.2. The First Installment shall be paid on the Effective Date simultaneous with the closing contemplated by the definition of that term. Subject to the provisions of Section 10.2, the Second Installment shall be payable on the two (2)-month anniversary of the Effective Date.

     5.3 Life Insurance. Consultant currently enjoys group term life insurance provided by the Company in the amount of $750,000. Consultant shall procure replacement term insurance in the same or a lesser amount and the Company shall reimburse Consultant for the premiums actually paid by Consultant for such replacement insurance for the one (1) year period ending on the first anniversary of the Effective Date; provided, however, that the maximum amount payable by the Company under this Section shall be 120% of the premium cost to Duplex of the current term life insurance.


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Consultant is responsible for the payment of all applicable federal, state and local taxes arising out of the compensation provided for in this Agreement, and Consultant shall indemnify and hold harmless Reynolds, its successors and assigns, from and against any and all taxes and any associated damage, loss, cost or expense (including reasonable attorney's fees) arising out of, or related to, such taxes, except for any taxes and related costs that may result from the negligence or misconduct of Reynolds.

6. BUSINESS EXPENSES. During the Term, Consultant will be reimbursed monthly for reasonable business expenses incurred for the benefit of Reynolds in the performance of this Agreement. Consultant will account to Reynolds with enough detail to entitle Reynolds to a federal income tax deduction for each of those expenses, if deductible.

7.   COVENANT NOT TO COMPETE; AGREEMENT NOT TO DISCLOSE.

   7.1 COVENANT NOT TO COMPETE. Consultant covenants and agrees that Consultant will not Directly or Indirectly Compete with Reynolds.

   7.2 AGREEMENT NOT TO DISCLOSE. Consultant agrees to hold in strictest confidence and not to use or disclose or make accessible to any person or entity, without the prior written consent of an officer of Reynolds, any Duplex Intellectual Property. Additionally, Consultant agrees not to make any disparaging remarks concerning Reynolds, Duplex, or the transactions contemplated by the Merger Agreement or to make any public statements concerning the transactions contemplated by the Merger Agreement without Reynolds prior written consent.

   7.3 SEVERABILITY. If any court of competent jurisdiction determines that any provision of this Section 7 is invalid or unenforceable, that determination will not affect the other provisions of this Agreement. The invalid or unenforceable provision will be modified to the minimum degree necessary to make the affected provision valid and enforceable, and this Agreement will then be enforced to the fullest extent possible.

   7.4 ACKNOWLEDGEMENT. Consultant acknowledges that a breach of any provision of this Section 7 cannot be compensated adequately by damages in an action at law, and that a breach would cause Reynolds irreparable harm. Consultant agrees that Reynolds will be entitled to temporary and permanent injunctive and other equitable relief, provided that those equitable remedies will be in addition to and not instead of other remedies available at law or in
equity to Reynolds as a result of a breach of this Section 7.   Consultant
agrees that the duration, scope and subject matter of this Section are reasonable in light of all of the facts and circumstances. To the extent permitted by law, Consultant waives any defenses or

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objections related to the reasonableness of the duration, geographical scope and subject matter of this Section 7. In no event shall the total of any and all monetary damages recoverable from Consultant pursuant to this Agreement or any breach thereof exceed the total amount paid to Consultant hereunder.

8. OWNERSHIP. Consultant understands that the Duplex Intellectual Property is owned solely by Duplex (or third parties), and that Consultant may use Duplex Intellectual Property only for the benefit of Reynolds or Duplex as directed by an officer of Reynolds.

9. RELATIONSHIP. Consultant acknowledges that Consultant shall not be deemed to be an employee of Reynolds. Consultant shall at all times be an independent contractor and not a partner or joint venturer of Reynolds.

10.    TERMINATION AND CONSEQUENCES .

   10.1 CAUSES OF TERMINATION. The Term may be terminated by the parties as follows:

       (a)    by Consultant upon five (5) days' prior written notice;

       (b) by Consultant immediately upon written notice if Reynolds commits a material breach of this Agreement and the breach is not cured within ten (10) days after written notice from Consultant;

       (c)    upon the death or disability of Consultant;

       (d)    by Reynolds upon five (5) days' prior written notice; or

       (e) by Reynolds immediately upon written notice if (i) Consultant commits a material breach of this Agreement and that breach is not cured within ten (10) days after written notice from Reynolds, or (ii) if Consultant commits any act or omission involving willful misconduct, gross negligence, fraud, material misrepresentation, material dishonesty, or deliberate or attempted injury to Reynolds.

   10.2 CONSEQUENCES OF TERMINATION. Upon termination under Section 10.1, the Term will cease, and the parties' respective obligations under this Agreement will cease, except: (a) if termination arises out of Sections 10.1(b), (c) or (d), Reynolds shall pay the Second Installment to Consultant on the effective date of termination; (b) Reynolds will continue to be subject to the provisions of Sections 6, 10, 11, 12 and 13; and (c) Consultant will continue to be subject to the provisions of Sections 1, 7, 10, 12 and 13. Payment by Reynolds of the amount due under clause (a) of the preceding sentence shall constitute the sole and exclusive remedy of Consultant under this Agreement or otherwise arising out of the engagement or termination of Consultant (and will be subject

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to the execution by Consultant of a reasonably satisfactory release of claims related thereto).

11.    PROVISION OF OUTPLACEMENT SERVICES.

     11.1 GENERALLY. For a period of twelve (12) months beginning on the Effective Date, Reynolds shall provide Consultant with outplacement services. Such services shall be provided by a mutually agreed upon firm. In all other respects, the terms and conditions of the outplacement services, including arrangements and amounts expended shall be determined by Reynolds (the parties agree that the amount expended shall be fifteen percent (15%) of Consultant's salary in effect prior to this Agreement). Reynolds shall reimburse Consultant for job search related long distance telephone calls during the outplacement services.

     11.2 PAYMENT OPTION. Consultant shall have the option (which may be exercised only by written notice to Reynolds prior to the Effective Date) to receive a cash payment on the Effective Date equal to $37,500 in lieu of the outplacement services and telephone expense reimbursement contemplated by
Section 11.1. If such option is exercised and payment made, Reynolds shall be released from any further obligations under this Section 11.

12. GOVERNING LAW. This Agreement will be governed by the laws of the state of Illinois with respect to contracts entered into and performed entirely within that state.

13.    MISCELLANEOUS.

   13.1 NOTICES. All notices and other communications under this Agreement will be in writing and will be deemed given and received: (a) on the date of delivery when delivered by hand or when transmitted by a confirmed simultaneous telecopy, (b) on the following business day when sent by receipted overnight courier, or (c) three (3) business days after deposit in the United States Mail when mailed by registered or certified mail, return receipt requested, first class postage prepaid, if sent to the applicable addresses or telecopy numbers listed in Schedule 2. Either party may change the address to which notices are to be sent to it by giving written notice of that change of address to the other party in the manner provided above for giving notices.

   13.2 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any right of the parties hereunder may be assigned or delegated, whether voluntarily or involuntarily, without the prior written consent of the other party provided, however, that no consent will be required in the event of the sale of substantially all the assets of or a merger involving Reynolds or the assignment by Reynolds of this Agreement to any parent, subsidiary or other entity of which Reynolds (or Reynolds' parent) holds fifty percent (50%) or more of the voting power. This Agreement will be binding on the parties to this Agreement and their respective permitted successors, assigns and transferees.

   13.3 HEADINGS; SCHEDULES. The section, subsection and other headings in this Agreement are inserted only for reference and are not a part of this Agreement. The Schedules attached to this Agreement are a material part of this Agreement and are incorporated into this Agreement by this reference.

   13.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which will be considered one agreement

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and effective when one counterpart has been signed by each party and delivered to the other party.

   13.5 INTEGRATION OF AGREEMENT. This Agreement supersedes all prior agreements, oral and written, between the parties or between Consultant and Duplex about the subject matter of this Agreement (any other oral or written agreement, policy, plan, commitment or other arrangement between Consultant and Duplex relating to employment or severance). Neither this Agreement, nor any provision of this Agreement, may be changed, waived, discharged, supplemented or terminated orally, but only by a writing signed by the party against which the enforcement is sought. In the case of Reynolds, the writing must be signed by an officer of Reynolds.

   13.6 WAIVER. Failure of either party to exercise its rights under the terms of this Agreement on any one occasion will not be construed as a waiver of any requirement of this Agreement or a waiver of that party's right to take advantage of any subsequent or continued breach by the other party of any agreement or covenant contained in this Agreement. Except as expressly provided in this Agreement, all remedies provided in this Agreement will be in addition to and not in substitution for any remedies otherwise available to the aggrieved party.

   13.7 CERTAIN TERMS. When used in this Agreement, (a) "including" means "including, without limitation," whether or not that language is specifically set forth, and will not be deemed to limit the range of possibilities to those items specifically enumerated, and (b) "person" will be broadly interpreted to include, without limitation, any corporation, partnership, association, limited liability company, other association, trust or individual.

   13.8 ARBITRATION. Any dispute or controversy arising out of this Agreement or its performance shall be resolved by binding arbitration before a panel of three(3) arbitrators in Dayton, Ohio pursuant to the rules of the American Arbitration Association. The prevailing party's costs and expenses (including reasonable attorney's fees) shall be borne by the other party.


                     [SIGNATURES APPEAR ON FOLLOWING PAGE]


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  The parties have signed this Agreement as of the 20th day of April, 1996.


REYNOLDS:                           CONSULTANT:

THE REYNOLDS AND REYNOLDS
COMPANY

By:______________________________   ______________________________

Print Name:______________________   Print Name:___________________

Print Title:_____________________



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                                   SCHEDULE 1

                                  Definitions
                                  -----------

  Capitalized terms shall have the meanings given them in the Merger Agreement, or, if not defined in the Merger Agreement, the meanings set forth below.

1. "MERGER AGREEMENT" means the Agreement and Plan of Merger dated April 20, 1996 among Reynolds, Delaware Acquisition Co. and Duplex.

2. "BUSINESS" means the manufacture, sale, distribution or marketing of business forms and/or related services.

3.   "COMPETE WITH REYNOLDS" means:

   3.1 during the Term or the Post Termination Period, calling on, soliciting, taking away, or accepting as a client or customer any person that is presently or becomes a client or customer of Duplex during the Term or the one-year period prior to the Effective Date;

   3.2 during the two (2) month period immediately following the Effective Date, entering into any business substantially similar to the Business, either Directly or Indirectly (Reynolds acknowledges that Consultant shall be permitted to interview for another position in the Business but that the beginning date of employment or other relationship shall not be during the
Term); or

   3.3 during the Term or the Post Termination Period, hiring or attempting to hire, for Consultant's or another person's behalf, any employee who is then an employee of Duplex or Reynolds.

4.   "DIRECTLY OR INDIRECTLY" means:

   4.1 acting as an agent, representative, consultant, officer, director, independent contractor or employee of any person, or

   4.2 participating in any such person as an owner, partner, limited partner, joint venturer, creditor, stockholder, or member.

  Direct or Indirect competition will not include the ownership of voting securities or other equity interests representing less than 5% of the voting power of an entity whose securities are traded on a national securities exchange or in the over-the-counter market.

5. "EFFECTIVE DATE" means the date of closing of the purchase by Reynolds of common stock of Duplex pursuant to the Offer.

6.   "DUPLEX" means Duplex Products Inc.

7.   "CONSULTANT" means Andrew A. Campbell.

8.   "REYNOLDS"  means The Reynolds and Reynolds Company.


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9.   "DUPLEX INTELLECTUAL PROPERTY" means all confidential and/or proprietary information of Duplex, including customer information, trade secrets and know-how.

10. "SEVERANCE AGREEMENT" means a Severance Agreement dated as of November 14, 1995, an Agreement dated as of January 26, 1996 and a letter agreement dated as of March 13, 1996 between Consultant and Duplex.

11.    "FIRST INSTALLMENT" means a payment in the amount of $500,000.

12.    "SECOND INSTALLMENT" means a payment in the amount of $137,000.

13. "POST TERMINATION PERIOD" means the period commencing upon the termination of the Term and ending on the six (6)-month anniversary of the Effective Date.

14.    "TERM" means the two (2) month period commencing on the Effective Date.



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                                   SCHEDULE 2


1.   Notice Address and Telecopy Numbers.

   1.1    If to Reynolds:

          The Reynolds and Reynolds Company
          115 South Ludlow Street
          Dayton, Ohio  45402
          Attn:  Adam M. Lutynski
          Telecopy No.  (513) 449-4123

   1.2    If to Consultant:

          Andrew A. Campbell
          14 Polo Drive
          South Barrington, Illinois 60010
          Telecopy number:  847-842-0544